UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2022

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street, Park Rehovot, Rehovot
P.O.B 4173, Ness Ziona, 7414002, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

Changes in Management

Evogene Ltd., or Evogene, hereby updates about changes in its management, following its Report of Foreign Private Issuer on Form 6-K dated February 2, 2022.

Mr. Yaron Eldad will be appointed as the Chief Financial Officer, or CFO, of Evogene, effective April 1, 2022, and shall replace Ms. Dorit Kreiner, whose departure was extended until March 31, 2022.

Mr. Eldad brings extensive financial experience, having filled various CFO positions over the last 25 years in public and private technology and biotechnology companies, including Yamba Group Int. Ltd. from 2011 to 2021, Recoly NV from 2008 to 2010, and e-Sim Ltd. from 1998 to 2007. Mr. Eldad holds a B.A. in Economics and Accounting from the Ben-Gurion University of the Negev, Israel, an Executive MBA in Strategic Management from the Hebrew University of Jerusalem, Israel, and an M.A. in law from the Bar-Ilan University, Israel. Mr. Eldad also serves on the board of directors and as chairman of the audit and compensation committees of B.O.S. Better Online Solutions Ltd.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the registration statements on Form F-3 (File No. 333-253300) and on Form S-8 (File Nos. 333-193788, 333-201443, 333-203856 and 333-259215) of Evogene, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 23, 2022	EVOGENE LTD. (Registrant) By: /s/ Dorit Kreiner Dorit Kreiner Chief Financial Officer